Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-216491

August 27, 2019

€1,800,000,000

€600,000,000 0.250% Notes due 2027

€700,000,000 0.625% Notes due 2031

€500,000,000 1.500% Notes due 2049

FINAL TERM SHEET

August 27, 2019

Issuer:	Prologis Euro Finance LLC
Guarantor:	Prologis, L.P.
Legal Format:	SEC Registered

Securities:	0.250% Notes due 2027 (the “2027” Notes)
0.625% Notes due 2031 (the “2031” Notes)
1.500% Notes due 2049 (the “2049” Notes)

Size:	€600,000,000 (2027 Notes)
€700,000,000 (2031 Notes)
€500,000,000 (2049 Notes)

Expected Ratings (Moody’s/S&P)*:	A3 / A- (Stable/Stable)

Maturity Date:	September 10, 2027 (2027 Notes)
September 10, 2031 (2031 Notes)
September 10, 2049 (2049 Notes)

Coupon:	0.250% per annum, payable annually (2027 Notes)
0.625% per annum, payable annually (2031 Notes)
1.500% per annum, payable annually (2049 Notes)

Price to Public:	99.818% (2027 Notes)
99.988% (2031 Notes)
97.539% (2049 Notes)

Underwriting Discount:	0.40% (2027 Notes)
0.45% (2031 Notes)
0.65% (2049 Notes)

Net Proceeds, Before Expenses, to Issuer:	€596,508,000 (2027 Notes)
€696,766,000 (2031 Notes)
€484,445,000 (2049 Notes)

Mid-Swaps Yield:	-.377% (2027 Notes)
-.174% (2031 Notes)
.104% (2049 Notes)

Spread to Mid-Swap:	+65 basis points (2027 Notes)
+80 basis points (2031 Notes)
+150 basis points (2049 Notes)

Benchmark Bund:	0.50% DBR due August 15, 2027 (2027 Notes)
0.25% DBR due February 15, 2029 (2031 Notes)
1.25% DBR due August 15, 2048 (2049 Notes)

Benchmark Bund Yield/Price:	-0.816% / 110.87% (2027 Notes)
-0.725% / 109.585% (2031 Notes)
-0.218% / 143.94% (2049 Notes)

Spread to Benchmark Bund:	+108.9 basis points (2027 Notes)
+135.1 basis points (2031 Notes)
+182.2 basis points (2049 Notes)

Yield to Maturity:	.273% (2027 Notes)
.626% (2031 Notes)
1.604% (2049 Notes)

Interest Payment Dates:	September 10 of each year, commencing September 10, 2020

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption:	Prior to June 10, 2027 based on the Comparable Government Bond Rate + 20 basis points, or on or after June 10, 2027, at par (2027 Notes)

Prior to June 10, 2031 based on the Comparable Government Bond Rate + 20 basis points, or on or after June 10, 2031, at par (2031 Notes)

Prior to March 10, 2049 based on the Comparable Government Bond Rate + 30 basis points, or on or after March 10, 2049, at par (2049 Notes)

Settlement Date:	September 10, 2019 (T+10)

Trade Date:	August 27, 2019

Use of Proceeds:

The issuer intends to lend or distribute the net proceeds from this offering to Prologis, L.P. or one or more of its subsidiaries, who will use the amounts received by them for the full or partial repurchase, redemption, repayment or other retirement of one or more series of Prologis, L.P.’s notes due in 2020, which may include Prologis, L.P.’s 1.375% Notes due October 7, 2020 and Prologis, L.P.’s Floating Rate Notes due January 29, 2020. In the short term, Prologis, L.P. may also use the net proceeds to repay borrowings under its multi-currency senior term loan. The issuer expects to use the remaining net proceeds for general corporate purposes, including to repay or repurchase other indebtedness.

Currency of Payment:

All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:

The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:

The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000

ISIN / Common Code / CUSIP:	XS2049582625 / 204958262 / 74341E AB8 (2027 Notes)
XS2049583607 / 204958360 / 74341E AC6 (2031 Notes)
XS2049583789 / 204958378 / 74341E AD4 (2049 Notes)

Listing:	The issuer intends to apply to list the Notes on the NYSE

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
HSBC Bank plc
J.P. Morgan Securities plc
Morgan Stanley & Co. International plc
BNP Paribas
ING Bank N.V.

Senior Co-Managers:	Citigroup Global Markets Limited
Merrill Lynch International
Mizuho International plc
MUFG Securities EMEA plc
Scotiabank Europe plc
SMBC Nikko Capital Markets Limited
The Toronto-Dominion Bank
Wells Fargo Securities International Limited

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Crédit Agricole Corporate and Investment Bank
NatWest Markets Plc
PNC Capital Markets LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about September 10, 2019, which is the tenth business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the second business day prior to September 10, 2019 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Goldman Sachs & Co. LLC at 1-866-471-2526 or HSBC Bank plc at 1-866-811-8049 or J.P. Morgan Securities plc at +44 207-134-2468 or Morgan Stanley & Co. International plc at (866) 718-1649.

MiFID II professionals/ECPs-only/No PRIIPs KID — Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.